Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

AltaGas Ltd. (“AltaGas” or the “Corporation”)

1700, 355 – 4th Avenue SW

Calgary, Alberta

T2P 0J1

Item 2	Date of Material Change

May 26, 2022

Item 3	News Release

A news release disclosing the material change was issued on May 26, 2022 through the news wire services of Cision.

Item 4	Summary of Material Change

On May 26, 2022, the Corporation announced that its subsidiary, SEMCO Energy, Inc. (SEMCO), had entered into a definitive agreement for the sale of SEMCO’s Alaskan utilities interests to Alaska Utility Holdings Inc., a subsidiary of TriSummit Utilities Inc. (TriSummit). The sale will include the Corporation’s 100% interests in ENSTAR Natural Gas Company (ENSTAR), a division of SEMCO; the Alaska Pipeline Company (APC); the Corporation’s 65% indirect interest in Cook Inlet Natural Gas Storage Alaska, LLC (CINGSA); and other ancillary unregulated operations (together, the “Alaskan Utilities”). The sale is by way of an all-cash transaction valued at approximately $800 million USD ($1.025 billion CAD) (the “Transaction”).

Item 5	Full Description of Material Change

On May 26, 2022, the Corporation announced that SEMCO had entered into a definitive agreement for the sale of the Alaskan Utilities to Alaska Utility Holdings Inc., a subsidiary of TriSummit, in an all cash Transaction valued at approximately $800 million USD ($1.025 billion CAD).

The Transaction was approved by the Boards of Directors of both the Corporation and TriSummit, and is not subject to any financing conditions. The Transaction is expected to close no later than the first quarter of 2023 and will be subject to customary closing conditions, including applicable regulatory approvals.

ENSTAR is the largest local gas distribution company in Alaska, providing service to approximately 150,000 customers. It currently operates as a division of SEMCO. Following closing of the Transaction, ENSTAR will continue to operate as a standalone utility.

APC operates transmission and distribution pipelines for ENSTAR and is a wholly-owned subsidiary of SEMCO. CINGSA is a state-regulated underground natural gas storage facility, providing service to communities throughout the Cook Inlet region of Alaska. CINGSA will also continue to operate as a standalone utility following closing of the Transaction.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Bradley B. Grant

Executive Vice President and Chief Legal Officer

AltaGas Ltd.

Tel: (403) 691-7575

Item 9	Date of Report

June 3, 2022.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking information (forward-looking statements). Words such as "may", "can", "will", "plan", "anticipate", "believe", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to AltaGas are intended to identify forward-looking statements. In particular, such forward-looking statements included in this document include, but are not limited to, statements with respect to the timing for the closing of the sale of AltaGas’ Alaskan utilities. AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation those factors discussed under the heading "Risk Factors" in AltaGas’ AIF for the year ended December 31, 2021. Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this document. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this document, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this document. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.